

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Haim Ratzabi
Chief Financial Officer
Jeffs' Brands Ltd
3 Hanechoshet Street
Tel Aviv, Israel
6971068

> **Re: Jeffs' Brands Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 14, 2022**
> **File No. 333-262835**

Dear Mr. Ratzabi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1

General

1. Please refer to Exhibits 5.1 and 5.2. Please have counsel file updated legal opinions. In this regard, we note that the composition of the registered units has changed (i.e. the number of included warrants) and the maximum aggregate offering amount has increased from $53,543,750 to $62,456,250. Please have counsel revise each opinion as applicable, and please consider opining on the total number of each of the securities being registered as opposed to the total offering amount.

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Angela Gomes